VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Craig Arakawa
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

February 15, 2024

Re:	Ioneer Ltd
Form 20-F for the Fiscal Year ended June 30, 2023
Filed October 27, 2023
File No. 001-41412

Dear Mr. Coleman and Mr. Arakawa,

Please find our response to the comments set forth in a letter dated February 12, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Annual Report on Form 20-F for the fiscal year ended June 30, 2023.  References to “we,” “us” and “our” in this letter refer to ioneer Ltd, unless otherwise indicated.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.

Form 20-F for the Fiscal Year ended June 30, 2023

Item 4. Information on the Company, page 26

1.
We note that your mineral resources have changed from those reported in your 20-F filing for the fiscal year ended June 30, 2022. Item 1304(e) of Regulation S-K requires a comparison of a property's mineral resources and reserves as of the end of the last fiscal year with the mineral resources and reserves as of the end of the proceeding fiscal year, and an explanation of any material change between the two. Please revise subsequent 20-F filings to include the information required by Item 1304(e) of Regulation S-K.

Response 1:  We respectfully acknowledge the Staff’s comment and undertake to include the information required by Item 1304(e) of Regulation S-K in future Form 20-F filings.

2.
Please revise subsequent 20-F filings to include the point of reference with respect to your mineral resources and mineral reserves as required by Item 1304(d)(1) of Regulation S-K, or tell us where this information is located in your filing.

Response 2: We respectfully acknowledge the Staff’s comment and undertake to include the point of reference with respect to our mineral resources and mineral reserves as required by Item 1304(d)(1) of Regulation S-K in future Form 20-F filings.

3.
We note that you have reported each class of mineral resource (measured, indicated, and inferred). In subsequent filings please revise to also report total measured and indicated resources (measured plus indicated) as required by Item 1304(d)(1) of Regulation S-K. Inferred resources should not be totaled with measured and indicated resources consistent with Item 1304(d)(1).

Response 3: We respectfully acknowledge the Staff’s comment and undertake to also report total measured and indicated resources as required by Item 1304(d)(1) of Regulation S-K in future Form 20-F filings.

Sincerely,

/s/ Ian Bucknell
Ian Bucknell
Chief Financial Officer

Via E-mail:
cc:	Eric Scarazzo, Gibson, Dunn & Crutcher LLP